UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

     For the month of                      October                      , 2004

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑            Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes    ☐            No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
PRESS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date October 29, 2004	By	/s/ Rochiman Sukarno

(Signature)

Rochiman Sukarno
Head of Investor Relations

PRESS RELEASE
No. TEL.752/PR000/UH1/2004

TELKOM FILED ITS THIRD QUARTER UNAUDITED FINANCIAL REPORTS:
NET INCOME GREW 13.89%

Jakarta, October 29, 2004 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) filed its un-audited consolidated third quarter 2004 financial reports to BAPEPAM (Capital Market Supervisory Agency) and the Stock Exchanges.

Summary of the balance sheet and income statements as attached to this Press Release, are as follows:

	Q3 04	Q3 03	% Increase
	(In Billion Rp.)		Q3 04/03
Total Assets	56,115	48,593	15.48
Total Liabilities	32,353	29,639	9.16
Total Equity	19,300	15,662	23.23
Operating Revenue	25,019	19,617	27.54
Operating Expense	14,595	10,789	35.28
Operating Income	10,425	8,828	18.08
Net Income	5,024	4,412	13.89
EBITDA	15,456	12,664	22.04
EBITDA Margin	61.77%	64.56%

The Financial Statements are prepared in according with Generally Accepted Accounting Standard in Indonesia

TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)

/s/ Rochiman Sukarno

ROCHIMAN SUKARNO
Head of Investor Relations

For further information, please contact:

Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:     62-21-5215109
Fax:   61-21-5220500
Email: investor@telkom.co.id
Website: www.telkom-indonesia.com

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF SEPTEMBER 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2003
	(Restated)	2004

	Rp	Rp	US$ (Note 3)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,860,401	6,112,466	667,300
Temporary investments	62,119	107,799	11,768
Trade accounts receivable
Related parties — net of allowance for doubtful accounts of Rp135,689 million in 2003, and Rp143,591 million in 2004	765,094	690,848	75,420
Third parties — net of allowance for doubtful accounts of Rp413,959 million in 2003, and Rp562,013 million in 2004	2,583,369	3,090,402	337,380
Other accounts receivable — net of allowance for doubtful accounts of Rp51,649 million in 2003, and Rp35,442 million in 2004	377,661	291,523	31,826
Inventories — net of allowance for obsolescence of Rp51,346 million in 2003, and Rp47,102 million in 2004	185,596	171,746	18,750
Prepaid expenses	727,972	790,178	86,264
Prepaid taxes	38,370	64,845	7,079
Other current assets	38,663	44,412	4,848

Total Current Assets	9,639,245	11,364,219	1,240,635

NON-CURRENT ASSETS
Long-term investments — net	69,741	72,743	7,941
Property, plant and equipment — net of accumulated depreciation of Rp22,220,275 million in 2003, and Rp27,137,984 million in 2004	32,511,049	36,598,850	3,995,508
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp878,764 million in 2003, and Rp1,038,777 million in 2004	315,427	2,788,985	304,474
Advances and other non-current assets	151,573	422,715	46,148
Intangible assets — net of accumulated amortization of Rp1,535,952 million in 2003, and Rp752,711 million in 2004	5,365,697	4,582,456	500,268
Advance payments for investments in shares of stock	79,768	65,458	7,146
Property not used in operations	12,354	4,987	545
Escrow accounts	447,838	215,001	23,472

Total Non-current Assets	38,953,447	44,751,195	4,885,502

TOTAL ASSETS	48,592,692	56,115,414	6,126,137

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

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PERUSA IIAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF SEPTEMBER 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2003
	(Restated)	2004
	Rp	Rp	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable
Related parties	658,627	827,602	90,350
Third parties	2,470,580	3,331,782	363,732
Other accounts payable	45,293	39,734	4,338
Taxes payable	1,778,106	1,490,932	162,766
Dividends payable	69,418	1,153,412	125,918
Accrued expenses	1,679,422	1,652,196	180,371
Unearned income	660,464	928,724	101,389
Advances from customers and suppliers	262,695	328,392	35,851
Short-term bank loan	37,509	397,537	43,399
Current maturities of long-term liabilities	3,580,901	2,206,349	240,868

Total Current Liabilities	11,243,015	12,356,660	1,348,982

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	3,410,273	3,504,159	382,550
Unearned income on revenue-sharing arrangements	99,742	2,639,198	288,122
Unearned initial investor payments under joint operation schemes	28,876	28,117	3,070
Provision for long service awards	477,519	533,226	58,212
Provision for post-retirement health care benefits	1,948,136	1,878,085	205,031
Long-term liabilities — net of current maturities
Two-step loans — related party	7,005,307	6,505,888	710,250
Guaranteed notes and bonds	2,235,511	1,711,807	186,878
Bank loans	1,790,838	2,579,220	281,574
Liabilities for acquisitions of subsidiaries	1,300,049	607,668	66,339
Suppliers’ credit loans	64,804	—	—
Bridging loan	25,726	—	—
Other long-term debt	9,150	9,150	999

Total Non-current Liabilities	18,395,931	19,996,518	2,183,025

MINORITY INTEREST	3,291,894	4,462,324	487,153

STOCKHOLDERS’ EQUITY
Capital stock — Rp 250 par value per Series A Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	5,040,000	5,040,000	550,218
Additional paid-in capital	1,073,333	1,073,333	117,176
Difference in value of restructuring transactions between entities under common control	(7,288,271)	(7,288,271)	(795,663)
Difference due to change of equity in associated companies	424,020	385,595	42,096
Unrealized gain (loss) on investment in securities	—	490	53
Translation adjustment	231,298	230,044	25,114
Retained earnings
Appropriated	1,559,068	1,680,813	183,495
Unappropriated	14,622,404	18,177,908	1,984,488

Total Stockholders’ Equity	15,661,852	19,299,912	2,106,977

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	48,592,692	56,115,414	6,126,137

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

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PERUSAHAAN PERSONAL (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

	2003
	(Restated)	2004

			US$
	Rp	Rp	(Note 3)

OPERATING REVENUES
Telephone
Fixed lines	6,476,583	7,654,264	835,618
Cellular	6,121,293	7,689,968	839,516
Interconnection	3,120,941	4,366,230	476,663
Joint operation schemes	1,086,898	443,407	48,407
Data and Internet	2,139,814	3,359,120	366,716
Network	323,848	468,479	51,144
Revenue-sharing arrangements	187,163	788,178	86,046
Other telecommunications services	160,139	249,810	27,272

Total Operating Revenues	19,616,679	25,019,456	2,731,382

OPERATING EXPENSES
Personnel	3,189,029	4,320,848	471,708
Depreciation	3,327,180	4,469,538	487,941
Operations, maintenance and telecommunication services	2,518,459	3,387,144	369,776
General and administrative	1,409,783	1,777,552	194,056
Marketing	344,191	639,855	69,853

Total Operating Expenses	10,788,642	14,594,937	1,593,334

OPERATING INCOME	8,828,037	10,424,519	1,138,048

OTHER INCOME (CHARGES)
Interest income	255,531	219,280	23,939
Interest expense	(948,523)	(937,779)	(102,378)
Gain (loss) on foreign exchange - net	165,375	(577,744)	(63,072)
Equity in net income (loss) of associated companies	(28)	2,283	249
Others - net	(1,895)	347,541	37,941

Other income (charges) - net	(529,540)	(946,419)	(103,321)

INCOME BEFORE TAX	8,298,497	9,478,100	1,034,727

TAX EXPENSE
Current tax	(2,968,881)	(3,057,132)	(333,748)
Deferred tax	66,687	42,613	4,652

	(2,902,194)	(3,014,519)	(329,096)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	5,396,303	6,463,581	705,631

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(984,731)	(1,439,235)	(157,122)

NET INCOME	4,411,572	5,024,346	548,509

BASIC EARNINGS PER SHARE
Net income per share	218.83	249.22	0.03

Net income per ADS
(40 Series B shares per ADS)	8,753.12	9,968.94	1.06

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

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